Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-162806

November 16, 2009

7 Days Group Holdings Limited

7 Days Group Holdings Limited, or our company, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents our company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: J.P. Morgan (1-866-803-9204 (for prospectus) or 1-866-430-0686 (for free writing prospectus only)) or Citi (1-800-831-9146) (calling these numbers is not toll free outside the United States). You may also access our company’s most recent prospectus dated November 16, 2009, which is included in Amendment No. 2 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on November 16, 2009, or Amendment No.  2, by visiting EDGAR on the SEC website at http://idea.sec.gov/Archives/edgar/data/1434220/000119312509235206/df1a.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus dated November 6, 2009. All references to page numbers are to page numbers in Amendment No. 2.

Prospectus summary

(1) The fourth bullet point in “Prospectus summary—Our strengths, strategies and challenges” on page 4 is revised as follows:

•	Large membership loyalty program with over eight million members;

(2) The fifth line item in the table in “Capitalization” on page 51 is revised as follows:

US$0.125 par value, 150,000,000 shares authorized, 60,000,000 shares issued and outstanding on an actual basis and 143,420,035 shares issued and outstanding as adjusted(3)

Management’s discussion and analysis of financial condition and results of operations

(3) The disclosure in “Management’s discussion and analysis of financial condition and results of operation—Loss on extinguishment” on page 71 is revised as follows:

Loss on extinguishment

In our consolidated balance sheet as of September 30, 2009, we included debt issuance costs of senior notes in the amount of RMB9.1 million (US$1.3 million) in other assets. In addition, there was RMB23.5 million (US$3.4 million) unamortized discount on senior notes included in senior notes payable in our consolidated balance sheet as of September 30, 2009. We previously amortized these debt issuance costs and discount on senior notes over the term of our senior notes based on the assumption that the senior notes would become due on September 10, 2010. However, our outstanding senior notes and related interest will become due and payable, in full, within 60 days after the completion of this offering. Assuming this repayment occurs on November 30, 2009, we will incur debt extinguishment costs of approximately RMB26.9 million (US$3.9 million) relating to previously unamortized debt issuance costs and issuance discount on senior notes payable.

(4) The second to last sentence in the disclosure in “Management’s discussion and analysis of financial condition and results of operation—Charge for change in fair value of warrants” on page 71 is revised as follows:

We previously recorded a RMB66.6 million (US$9.8 million) liability in connection with the ordinary share purchase warrants and, based on an assumed exercise price of US$0.833 per share, which represents a 75% discount to the midpoint of the estimated public offering price range on a per ordinary share basis, and the number of ordinary shares acquirable upon such exercise (whether the warrants are exercised by delivery of cash or by tendering warrants), we expect the additional charge will be approximately RMB69.9 million (US$10.2 million).

(5) The last sentence of the disclosure in “Management’s discussion and analysis of financial condition and results of operation—Deemed dividend and reduction in earnings available for ordinary shareholders” on page 73 is revised as follows:

Assuming the fair value of our ordinary shares is US$3.33 per share, based on US$10.00 per ADS, the midpoint of the estimated public offering price range, we estimate that this deemed dividend will reduce earnings available for ordinary shareholders by approximately RMB26.3 million (US$3.9 million) and, consequently, earnings per ordinary share and earnings per ADS in the period in which this offering is completed.

Business

(6) The paragraph heading in “Business—Our strengths” on page 109 is revised as follows:

Large membership loyalty program with over eight million members

(7) The last sentence in the first full paragraph in “Business—Our strategy” on page 112 is revised as follows:

Supporting our efforts to attract the most desirable managed hotel owners and their hotel sites are our nationally recognized 7 Days Inn brand and our 7 Days Club, which we believe to be the largest customer loyalty program in the Chinese economy hotel industry.

Inside front cover and inside back cover artwork

(8) The inside front cover and inside back cover artwork is revised as set forth on the following pages:

A LEADING AND FAST GROWING NATIONAL ECONOMY HOTEL CHAIN

- Third largest national economy hotel chain by number of hotels, with 283 hotels and 28,266 rooms in operation
- Fastest growing top-ten national economy hotel chain
- Large membership loyalty program with over eight million members
- Pipeline of 77 hotels and 7,476 rooms under conversion

* Logo size generally proportionate to hotel concentration

Continued growth in number of hotels in operation

Number of Hotels
5
24
106
223
283
2005
2006
2007
2008
9 months ended September 30, 2009

As of December 31 of 2005, 2006, 2007 and 2008

7天连锁酒店

Powerful 7 Days Inn brand and continuous innovation driving growth and performance

Consistent, quality and value-for-money accommodations

Nationally recognized brand and industry leading technology

7 Days Club

Large membership loyalty program with over eight million members

Travel discounts and reward incentives to promote loyalty

Partnership programs with leading Chinese airlines and banks

eCommerce Platform

*Top ranked website among Chinese economy hotel chains**

24/7 customer support

One-stop convenience - ability to locate hotels and make reservations online or by WAP or SMS

Online game and members' discussion forum to provide feedback

Continuous Innovation

Introduced the first real-time online economy hotel reservation system in China

Proprietary IT system allowing centralized financial and operational management

Centralized laundry facilities distributing seal-packaged towels

*By internet traffic at September 30, 2009, according to Alexa.com

7 Days Inn